DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

Exhibit 99.1
February 14, 2018
Abraxas Petroleum Corporation
18803 Meisner Drive
Suite 275
San Antonio, Texas 78258
Ladies and Gentlemen:
Pursuant to your request, we have prepared estimates of the extent and value of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2017, of certain selected properties in which Abraxas Petroleum Corporation (Abraxas) has represented that it owns an interest. This evaluation was completed on February 14, 2018. Abraxas has represented that these properties account for 98 percent of Abraxas’ net proved reserves as of December 31, 2017. The properties evaluated herein are located in Montana, North Dakota, South Dakota, and Texas. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Abraxas.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Abraxas after deducting royalties and interests owned by others.

Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

DeGolyer and MacNaughton

Data used in this evaluation were obtained from reviews with Abraxas personnel, from Abraxas files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Abraxas with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry, which are presented in the publication of the Society of Petroleum Engineers PRMS and publications of the Society of Petroleum Evaluation Engineers Monograph III and IV.

A performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for the evaluation of all reserves categories. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. Analysis was performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the impact of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs. The methodology used for the analysis was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, production history, and the appropriate reserves definitions.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

DeGolyer and MacNaughton

Based on the current stage of field development, production performance, the development plans provided by Abraxas, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

Abraxas has represented that its senior management is committed to the development plan provided by Abraxas and that Abraxas has the financial capability to drill the locations as scheduled in its development plan.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the pressure base of the state in the which the reserves are located. Gas reserves included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to yields provided by Abraxas. Oil, condensate, and NGL reserves included in this report are expressed in barrels (bbl) representing 42 United States gallons per barrel. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.
Definition of Reserves
Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

DeGolyer and MacNaughton

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of

DeGolyer and MacNaughton

the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are

DeGolyer and MacNaughton

scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The development status shown herein represents the status applicable on December 31, 2017. In the preparation of this study, data available from wells drilled on the evaluated properties through December 31, 2017, were used in estimating gross ultimate recovery. When applicable, gross production estimated through December 31, 2017, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2017. In some fields this required that the production rates be estimated for up to 1 month, since production data from certain properties were available only through November 2017.
Primary Economic Assumptions
Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Revenue values in this report were estimated for proved reserves using price and expenditure assumptions provided by Abraxas. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following assumptions were used for estimating future prices and expenditures:
Oil, Condensate, and NGL Prices

DeGolyer and MacNaughton

Abraxas has represented that the oil, condensate, and NGL prices were based on West Texas Intermediate (WTI) pricing, calculated as the unweighted arithmetic average of the first‑day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The oil, condensate, and NGL prices were calculated using differentials furnished by Abraxas to the reference price of $51.34 per barrel. The resulting volume-weighted average prices over the lives of the properties were $46.85 per barrel of oil and condensate and $13.19 per barrel of NGL.
Gas Prices
Abraxas has represented that the gas prices were based on Henry Hub pricing, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials furnished by Abraxas to the reference price of $2.99 per million British thermal units ($/MMBtu) and held constant thereafter. British thermal unit factors provided by Abraxas were used to convert prices from $/MMBtu to dollars per thousand cubic feet ($/Mcf). The resulting volume-weighted average price over the lives of the properties was $1.789 per thousand cubic feet of gas.
Production and Ad Valorem Taxes
Production taxes were calculated using the tax rates for each state in which the reserves are located. Ad valorem taxes were calculated using rates provided by Abraxas based on historical payments.
Operating Expenses, Capital Costs, and Abandonment Costs
Estimates of operating expenses, provided by Abraxas and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2017 values, provided by Abraxas, and were not adjusted for inflation. Abandonment costs, which are those costs associated with the removal of equipment, plugging of the wells, and

DeGolyer and MacNaughton

reclamation and restoration associated with the abandonment, were provided by Abraxas for all properties.

Our estimates of Abraxas’ net proved reserves attributable to the reviewed properties were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2017
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Proved
Developed Producing	10,239	3,666	35,060	19,748
Developed Non-Producing	493	62	2,759	1,015

Total Proved Developed	10,732	3,728	37,819	20,763

Undeveloped	25,808	8,181	57,854	43,631

Total Proved	36,540	11,909	95,673	64,394

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The estimated future revenue and costs attributable to the production and sale of Abraxas’ net proved reserves of the properties evaluated, as of December 31, 2017, are summarized in thousands of dollars (M$) as follows:

	Proved Developed Producing (M$)	Proved Developed Non-Producing (M$)	Total Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)

Future Gross Revenue	563,816	28,998	592,814	1,413,436	2,006,250
Production and Ad Valorem Taxes	51,658	2,649	54,307	125,383	179,690
Operating Expenses	163,797	7,559	171,356	236,203	407,559
Capital and Abandonment Costs	1,763	3,741	5,504	454,563	460,067
Future Net Revenue	346,598	15,049	361,647	597,287	958,934
Present Worth at 10 Percent	222,918	8,345	231,263	192,944	424,207

Note: Future income taxes have not been taken into account in the preparation of these estimates.

DeGolyer and MacNaughton

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932‑235‑50-9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Abraxas. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Abraxas. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.
Submitted,

DeGOLYER and MacNAUGHTON                                Texas Registered Engineering Firm F-716

Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Abraxas dated

February 14, 2018, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 33 years of experience in oil and gas reservoir studies and reserves evaluations.

Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton